As filed with the Securities and Exchange Commission on August 28, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

IIS Intelligent Information Systems Ltd.
(Name of Issuer)

Ordinary shares of NIS 0.003 nominal value

(Title of Class of Securities)

449633205

(CUSIP Number)

2nd January 2008
(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 449633205

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nimrod Fund Ltd. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,615,559
	6	SHARED VOTING POWER n/a
	7	SOLE DISPOSITIVE POWER 1,615.559
	8	SHARED DISPOSITIVE POWER n/a
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,615,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES n/a ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.977%
12	TYPE OF REPORTING PERSON Investment Fund

CUSIP No 449633205

Item 1(a). Name of Issuer:

IIS Intelligent Information Systems Ltd

Item 1(b). Address of Issuer's Principal Executive Offices:

Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511 Israel

____________________________________________________

____________________________________________________

Item 2(a). Name of Person(s) Filing:

Nimrod Fund Ltd.
3076 Sir Francis Drake `s Highway, Road Town , Tortola,
British Virgin Islands

Item 2(b). Address of Principal Business Office, or if None, Residence:

3076 Sir Francis Drake's Highway, Road Town, Tortola,
British Virgin Islands.

____________________________________________________

____________________________________________________

____________________________________________________

____________________________________________________

____________________________________________________

Item 2(c). Nimrod Fund Ltd.

____________________________________________________

Item 2(d). Title of Class of Securities:

Ordinary shares, par value NIS 0.003 per share

Item 2(e). CUSIP Number:

449633205

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

    (a)        ☐ Broker or dealer registered under Section 15 of the Exchange Act.

    (b)        ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c)        ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d)        ☐ Investment company registered under Section 8 of the Investment Company Act.

    (e)        ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f)        ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g)        ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h)        ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i)        ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j)        ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

1,615,559 shares

        (b) Percent of class:

6.973%

        (c) Number of shares as to which [SHAREHOLDER] has:

        (i) Sole power to vote or to direct the vote 1,615.559.

        (ii) Shared power to vote or to direct the vote _____,

        (iii) Sole power to dispose or to direct the disposition of 1,615,559,

        (iv) Shared power to dispose or to direct the disposition of __________,

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

n/a

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

n/a

Item 8. Identification and Classification of Members of the Group.

        If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the Identity of each member of the group.

n/a

Item 9. Notice of Dissolution of Group.

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications.

        Certification for Rule 13d-1(c): By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) 28/08/2008 By: /s/ Lionel Casper —————————————— Title: Director

(1) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.